Exhibit 99.1

For Immediate Release

CNOOC Ltd. Made New Discovery BZ 29-5

(Hong Kong, August 12, 2008) - CNOOC Limited (the “Company" or “CNOOC Ltd.”, NYSE: CEO, SEHK: 0883) announced today that the company had acquired a new oil and gas discovery named Bozhong(BZ) 29-5 in the Yellow River Mouth Sag of Bohai Bay, which represents another new progress of the company’s exploration in this area.

The wildcat BZ29-5-1, which was drilled on Structure BZ 29-5 in the Yellow River Mouth Sag, encounters oil pay zones of 26.2 meters. The well was drilled to a total depth of 1,885 meters, with a water depth of about 21 meters.

During the drill stem test, the well was tested to flow about 1,500 barrels of oil and 220,000 cubic feet of gas per day via 11.91 mm choke.

Mr. Zhu Weilin, Executive Vice President of the Company and General Manager of the Exploration Department commented, “The success of BZ 29-5 has further demonstrated the exploration potential of the Yellow River Mouth Sag. Ever since 2006, CNOOC Ltd. has successfully made 6 discoveries in the Yellow River Mouth Sag. We believe that the area will continue to facilitate the stable growth of our production and reserve in Bohai Bay.

BZ29-5 oil and gas field is in the neighborhood of BZ 34, BZ 28-2S and BZ 29-4 fields. It is expected to be developed commercially in a more efficient way.

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Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results.  The words “believe,” “intend,” “expect,” “anticipate,” “project,” “estimate,” “plan,” “predict” and similar expressions are intended to identify such forward-looking statements.  These statements are based on assumptions and analyses made by us that we believe are reasonable under the circumstances.  However, whether actual results and developments will meet our expectations and predictions depend on a number of risks and uncertainties which could cause our actual results, performance and financial condition to differ materially from our expectations.  For a description of these and other risks and uncertainties, please see the documents we file from time to time with the United States Securities and Exchange Commission, including our 2007 Annual Report on Form 20-F filed on June 26, 2008.

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For further enquiries, please contact:

Mr. Xiao Zongwei
General Manager of Investor Relations Department
CNOOC Limited
Tel: +86-10-8452-1646
Fax: +86-10-8452-1441
E-mail: xiaozw@cnooc.com.cn

Ms. Sharon Fung
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8082
Fax: +852-2510-8199
E-mail: Sharon.fung@knprhk.com